UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a).

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Granite City Food & Brewery Ltd.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

38724Q 10 7

(CUSIP Number)

Sandy Horst
122 S. Phillips Avenue, Suite 300
Sioux Falls, SD 57104
(605)331-0091

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 30, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38724Q 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bluestem Capital Partners III Limited Partnership 46-0456561

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable

6.	Citizenship or Place of Organization USA (South Dakota)

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,999,976 shares*

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,999,976 shares*

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,999,976 shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.2%

14.	Type of Reporting Person (See Instructions) PN

*Represents 1,265,820 shares purchasable pursuant to the conversion of 20,000 shares of Series A Convertible Preferred Stock, 632,908 shares purchasable pursuant to the exercise of Common Stock Warrants, and 101,248 shares received as a result of stock dividends from Issuer as follows:  25,312 shares of Common Stock on 06/30/03; 25,312 shares of Common Stock on 09/30/03; 25,312 shares of Common Stock on 12/31/03; and 25,312 shares of Common Stock on 03/31/04.

Bluestem Capital Partners III Limited Partnership (the “Reporting Person”) hereby amends its statement on Schedule 13D (the “Schedule 13D”) originally filed with the SEC on October 22, 2002, as amended on November 4, 2002 and December 2, 2002, with respect to its beneficial ownership of shares of Common Stock, par value $.01 per share (“Common Stock”) of Granite City Food & Brewery Ltd., a Minnesota corporation (the “Issuer”).  Item 5 of the Schedule 13D is hereby amended and restated.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

Item 5.	Interest in Securities of the Issuer

(a)                                      Bluestem Capital Partners III Limited Partnership beneficially owns 32.2% of the Common Stock of the Issuer, or 1,999,976 shares of Common Stock, which consists of  i) 1,265,820 shares purchasable pursuant to conversion of Series A Convertible Preferred Stock; ii) 632,908 shares purchasable pursuant to the exercise of Common Stock Warrants, and iii) 101,248 Common Stock shares received as a result of stock dividends from Issuer as follows:  25,312 shares of Common Stock on 06/30/03; 25,312 shares of Common Stock on 09/30/03; 25,312 shares of Common Stock on 12/31/03; and 25,312 shares of Common Stock on 03/31/04.

(b) Bluestem Capital Partners III Limited Partnership has the sole power to vote and dispose of all of its shares.
(c) Not applicable.
(d) The Reporting Person knows of no person who has the right to receive or the power to direct the receipt of dividends form or the proceeds from the sale of the shares reported herein.
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Bluestem Capital Partners III Limited Partnership
By: Bluestem Capital Company III, L.L.C.
Its General Partner

/s/ Sandy Horst
By: Sandy Horst
Its: Authorized Officer

Dated:	August 6, 2004

Exhibits to Form 13 D

Exhibit A:	Subscription Agreement between Granite City Food & Brewery Ltd. and Bluestem Capital Partners III Limited Partnership dated July 25, 2002*.
Exhibit B:	Authorization Resolution of Bluestem Capital Partners III Limited Partnership*.
Exhibit C:	Voting Agreement by and between Brewing Ventures LLC and Brew Buddies, L.L.C. dated October 1, 2002*.
Exhibit D:	Subscription Agreement between Granite City Food & Brewery Ltd. and Bluestem Capital Partners III Limited Partnership executed November 25, 2002*.

*Previously filed